Satschel, Inc.

Consolidated Financial Statements with Supplementary Information
and Independent Auditor’s Report
For the Years Ended December 31, 2025 and 2024

Contents		**Page**
1)	**Consolidated Financial Statements**	
	Independent Auditor’s Report	2 - 3
	Consolidated Balance Sheet	4
	Consolidated Income Statement	5
	Consolidated Statement of Changes in Equity	6
	Consolidated Statement of Cash Flows	7
	Notes to the Consolidated Financial Statements	8 - 18
2)	**Supplementary Information**	19
	Accompanying Consolidating Balance Sheet	20
	Accompanying Consolidating Income Statement	21
	Note to the Accompanying Consolidating Information	22

1 E Erie St, STE 525-2419
Chicago, IL 60611
Tel: (+1) 312-313-0350
E-Fax: (+1) 312-277-3901
audit@smartsolutionscpa.com
www.smartsolutionsCPA.com

Independent Auditor's Report
To the Board of Directors of Satschel, Inc.

Opinion

We have audited the consolidated financial statements of Satschel, Inc. (the “Group”), which comprise the consolidated Balance Sheets as of December 31, 2025 and 2024, consolidated Income Statements, the consolidated Statements of Changes in Equity, and consolidated Cash Flows for the years then ended and the related Notes to the consolidated Financial Statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the “Auditor's Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the accompanying consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

1 E Erie St, STE 525-2419
Chicago, IL 60611
Tel: (+1) 312-313-0350
E-Fax: (+1) 312-277-3901
audit@smartsolutionscpa.com
www.smartsolutionsCPA.com

In performing an audit in accordance with GAAS, we:

▪ Exercise professional judgment and maintain professional skepticism throughout the audit.

▪ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

▪ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

▪ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the management, as well as evaluate the overall presentation of the consolidated financial statements.

▪ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on supplementary information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying consolidating information as of and for the years ended December 31, 2025 and 2024 (the "supplementary information") is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

Noman Tahir, CPA
License: 065.054304
Chicago
State of Illinois
August 19, 2026

Satschel, Inc.
Consolidated Balance Sheet
As of December 31, 2025

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 3,392,263	$ 355,082
Accounts receivable	10,000	-
Loan to a related party	-	500,000
Prepaid expenses	31,122	22,049
Deposits and other assets	5,000	-
Total current assets	**3,438,385**	**877,131**
Non-current assets		
Equipment, net	7,450	11,462
Intangible asset, net	2,012,449	1,874,731
Investment in equity securities	2,725,253	-
Total non-current assets	**4,745,152**	**1,886,193**
Total assets	**$ 8,183,537**	**$ 2,763,324**
Liabilities and equity		
Current liabilities		
Accounts payable	$ -	$ 62,492
Accrued liabilities	148,608	16,577
Notes payable	-	604,817
Total current liabilities	**148,608**	**683,886**
Total non-current liabilities	**-**	**-**
Total liabilities	**148,608**	**683,886**
Equity		
Common stock	14,573,817	876,056
Preferred stock	15,478,946	-
SAFE instruments	-	12,478,946
Accumulated loss	(22,017,834)	(11,275,564)
Total equity	**8,034,929**	**2,079,438**
Total liabilities and equity	**$ 8,183,537**	**$ 2,763,324**

The accompanying notes are an integral part of these consolidated financial statements.

Satschel, Inc.
Consolidated Income Statement
For the year ended December 31, 2025

	2025	2024
Revenue	$ 293,364	$ 378,268
Total revenue	**293,364**	**378,268**
Expenses		
Operating expenses	5,099,399	8,458,143
Advertising and marketing	63,800	66,775
Total expenses	**5,163,199**	**8,524,918**
Operating loss	**(4,869,835)**	**(8,146,650)**
Other (expense) / income	(5,872,435)	580
Net loss for the year before tax	**(10,742,270)**	**(8,146,070)**
Income tax - net	-	-
Net loss	**$ (10,742,270)**	**$ (8,146,070)**

The accompanying notes are an integral part of these consolidated financial statements.

Satschel, Inc.
Consolidated Statement of Changes in Equity
For the year ended December 31, 2025

	Common stock	Preferred stock	SAFE instruments	Accumulated loss	Total
As of December 31, 2023	**$ 876,056**	**$ -**	**$ 7,100,000**	**$ (3,129,494)**	**$ 4,846,562**
Net loss	-	-	-	(8,146,070)	**(8,146,070)**
Issuance of SAFE instruments	-	-	5,378,946	-	**5,378,946**
As of December 31, 2024	**$ 876,056**	**$ -**	**$ 12,478,946**	**$ (11,275,564)**	**$ 2,079,438**
Net loss	-	-	-	(10,742,270)	**(10,742,270)**
Issuance of SAFE instruments	-	-	3,000,000	-	**3,000,000**
Conversion of SAFE instruments to preferred stock	-	15,478,946	(15,478,946)	-	**-**
Issuance of common stock	13,697,761	-	-	-	**13,697,761**
As of December 31, 2025	**$ 14,573,817**	**$ 15,478,946**	**$ -**	**$ (22,017,834)**	**$ 8,034,929**

The accompanying notes are an integral part of these consolidated financial statements.

Satschel, Inc.
Consolidated Statement of Cash Flows
For the year ended December 31, 2025

	2025	2024
Operating activities:		
Net loss	$ (10,742,270)	$ (8,146,070)
Adjustments to reconcile Net loss to Net Cash		
Provided by operating activities:		
Depreciation	4,012	363
Amortization	98,894	98,894
Impairment of intangible asset under development	1,034,128	2,676,627
Unrealized loss on investment	5,972,508	-
Gain on extinguishment of notes payable	(100,000)	-
Changes in operating assets and liabilities		
Accounts receivable	(10,000)	17,000
Loan to a related party	500,000	(500,000)
Prepaid expenses	(9,073)	10,142
Deposits and other assets	(5,000)	1,040,496
Accounts payable	(62,492)	(23,949)
Accrued liabilities	132,031	(27,048)
Net cash used in operating activities	**(3,187,262)**	**(4,853,545)**
Investing activities:		
Additions to intangible under development	(1,270,740)	(1,889,730)
Purchase of equipment	-	(10,737)
Net cash used in investing activities	**(1,270,740)**	**(1,889,730)**
Financing activities:		
Issuance of common stock	5,000,000	-
Proceeds from SAFE instruments	3,000,000	5,378,946
Repayment of notes payable	(504,817)	-
Proceeds from notes payable	-	254,818
Net cash provided by financing activities	**7,495,183**	**5,633,764**
Net increase / (decrease) in cash and cash equivalents	**3,037,181**	**(1,109,511)**
Cash and cash equivalents, beginning of year	355,082	1,464,593
Cash and cash equivalents, end of year	**$ 3,392,263**	**$ 355,082**
Supplemental Disclosure of Cash Flow Information:		
Conversion of SAFE instruments to preferred stock	$ 15,478,946	$ -
Equity investment acquired through issuance of common stock	$ 8,697,761	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note - 1 Nature of operations

Satschel, Inc. (the "Group"), provides financial technology solutions, including digital identity verification, compliance automation, and alternative asset marketplace services. Satschel, Inc. was originally formed as Satschel LLC on April 6, 2021, under the laws of the State of Nevada, converted to Satschel, Inc. on March 1, 2022, and subsequently became a Delaware corporation. The Group's products include Simplici, a digital onboarding and compliance platform, and Liquidity.io, a technology-enabled marketplace for private and alternative assets.

In June 2023, Satschel, Inc. acquired 100% of the equity interests of Liquidity.io, LLC, resulting in Liquidity.io, LLC becoming a wholly owned subsidiary of Satschel, Inc. Through this acquisition, the Group expanded its technology offerings to include alternative asset marketplace capabilities, enabling investors and issuers to access digital solutions for the management and potential liquidity of private and alternative assets.

Note - 2 Summary of significant accounting policies

Basis of Consolidation

The consolidated financial statements include the accounts of Satschel, Inc. (the "Parent Company") and Liquidity.io (the "Subsidiary Company"). The subsidiary is under the direct control of the Parent Entity. Intercompany transactions and balances have been eliminated.

Basis of Accounting

The preparation of these consolidated financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Risk and uncertainty

The Group is subject to risks and uncertainties common to businesses operating in the financial technology and software sectors, including changes in market conditions, customer adoption, competition, regulatory requirements, cybersecurity threats, technological developments, and dependence on key customers, partners, and service providers. Changes in these factors could adversely affect the Group's consolidated financial position, results of operations, and cash flows.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks. It represents money market funds or short-term investments with original maturities of three months or less from the date of purchase, except for those amounts that are held in the investment portfolio which are invested for long-term purposes.

Accounts receivable

Accounts receivable are initially recognized by an amount that reflects the consideration that they expect to receive in exchange for services, net of any allowance for credit losses. Accounts receivable are generally due for settlement upon receipt from the date of origination of receivable.

Allowance for credit losses

The Group maintains an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable, and changes in allowance for credit losses are recognized in the Consolidated Income Statement. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status and make judgments about the creditworthiness of customers based on ongoing credit evaluations. The Group also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. The Group believes that based on the credit rating and financial soundness of the financial institution, the chances of default are remote, and there is no material impact of changes in credit risks. The management does not expect to incur credit loss there against. Therefore, the management estimates the amount of expected credit losses on accounts receivable was not material to the consolidated financial statements as of December 31, 2025 and 2024.

Equipment, net

Equipment are stated at cost less accumulated depreciation and identified impairment losses, if any. The depreciation is calculated using straight-line method over the estimated useful life of 3 years.

Intangible asset, net

Software development costs are capitalized as intangible assets when they meet the criteria for recognition and are expected to provide future economic benefits. Assets under development are recorded at cost and tested for impairment. Upon completion, they are amortized over their estimated useful life and carried at cost less accumulated amortization and impairment losses.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in connection with the Subsidiary Company's acquisition completed in June 2023. The Group has elected the alternative method and amortizes goodwill on a straight-line basis over ten years unless a shorter useful life can be demonstrated. The Group reviews the carrying amount of goodwill periodically for potential impairment. If indicators of impairment exist, the recoverability of goodwill is assessed separately, and any impairment loss is recognized based on the amount by which the carrying value exceeds its estimated fair value.

Investment in equity securities

The Group's investments are reflected in the Balance Sheet at its fair value. The realized and unrealized gains or losses, are included under “Other (expense) / income” in the Income Statement in the period when such remeasurement occurs. Dividends are also recorded under "Other (expense) / income" when they occur.

Notes payable

Notes payable are initially recognized at the fair value of the consideration received. After initial recognition, interest-bearing notes are subsequently measured at the amortized cost. Repayments due within one year are shown as a current liability. Interest costs are recognized as an expense when incurred, except for those that qualify for capitalization.

SAFE instruments

The Group issues convertible equity instruments in exchange for cash proceeds. These instruments do not bear interest and have no stated maturity date. Proceeds received are recorded within equity. Upon the occurrence of a qualifying conversion event, the carrying amount of the instruments is reclassified to preferred stock.

Revenue

Revenue is recognized in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring services to customers in accordance with ASC 606, Revenue from Contracts with Customers. For each contract, the Group identifies the performance obligations, determines the transaction price, allocates the transaction price to each distinct performance obligation based on relative standalone selling prices, and recognizes revenue when or as control of the promised services is transferred to the customer.

Revenue is primarily derived from providing identity verification, compliance, financial technology, and digital marketplace services to customers. Revenue from subscription-based software services is recognized ratably over the applicable service period as customers simultaneously receive and consume the benefits of the services. Revenue from advisory services is recognized over the period in which the advisory services are performed, based on the nature and terms of the applicable contractual arrangements. Revenue from transaction-based, onboarding, verification, and platform services is recognized as the related services are performed based on contractual arrangements. Amounts billed in advance are recorded as deferred revenue and recognized as the related services are delivered. Revenue is presented net of discounts, credits, taxes collected on behalf of governmental authorities, and other similar assessments.

The Company recognizes uncertain tax positions based on an evaluation of whether the positions are more likely than not to be sustained upon examination by the relevant taxing authorities.

Other income

Other income is recognized on an accrual basis or when the Group's right to receive payment is established.

Advertising and marketing

The cost of advertising and marketing is expensed as incurred. Advertising and marketing expense for the years ended December 31, 2025 and 2024 were $63,800 and $66,775, respectively.

Income taxes

The Group files income tax returns in the jurisdictions in which it operates. Satschel, Inc. and Liquidity.io, LLC are both treated as C corporations under the Internal Revenue Code and are subject to U.S. federal and applicable state income taxes.

The Group accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are anticipated to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance is established when management determines that it is more likely than not that some or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers all available positive and negative evidence, including historical operating results, future taxable income projections, reversal of existing temporary differences, and tax planning strategies.

Note 3 - Cash and cash equivalents

	2025	2024
Bank balances	$ 3,392,263	$ 355,082
	$ 3,392,263	$ 355,082

3.1 - Bank balances include balance maintained in one checking account, generating interest at an annual rate of 0.01% per annum.

Note 4 - Accounts receivable

	2025	2024
Accounts receivable	$ 10,000	$ -
	$ 10,000	$ -

4.1 - As of January 1, 2024, the accounts receivable balance was $17,000.

Note 5 - Loan to a related party

	Relationship	2025	2024
Eric Choi	Director	$ -	$ 500,000
		$ -	$ 500,000

5.1 - This represents loan to a related party, which is unsecured, interest-free and repayable on demand.

Note 6 - Prepaid expenses

	2025	2024
Prepaid expenses	$ 31,122	$ 22,049
	$ 31,122	$ 22,049

Note 7 - Deposits and other assets

	2025	2024
Escrow deposit for acquisition	$ -	$ -
Other assets	5,000	-
	$ 5,000	$ -

Note 8 - Equipment, net

	2025	2024
Equipment	$ 12,761	$ 12,761
Equipment, gross	12,761	12,761
Accumulated depreciation	(5,311)	(1,299)
Equipment, net	$ 7,450	$ 11,462

Depreciation expense for the years ended December 31, 2025 and 2024 was $4,012 and $363, respectively.

Note 9 - Intangible asset, net

	2025	2024
Goodwill	$ 988,944	$ 988,944
Intangible asset under development	1,270,741	1,034,129
Intangible asset, gross	2,259,685	2,023,073
Accumulated amortization	(247,236)	(148,342)
Intangible asset, net	$ 2,012,449	$ 1,874,731

Amortization expense for the years ended December 31, 2025 and 2024 was $98,894 and $98,894, respectively. Intangible assets are reviewed for impairment when an indicator of possible impairment is present. During the years ended December 31, 2025 and 2024, the Company recognized impairment losses of $1,034,128 and $2,676,627, respectively, related to its intangible assets.

Estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

		2025
2026	$	98,894
2027		98,894
2028		98,894
2029		98,894
2030		98,894
Thereafter		247,238
Total	$	741,708

Note 10 - Investment in equity securities

	2025	2024
Investment in equity securities	$ 2,725,253	$ -
	$ 2,725,253	$ -

10.1 - During the year ended December 31, 2025, the Group entered into an investment agreement with ETHZilla, pursuant to which the Group issued shares of its common stock and received cash consideration and equity securities of ETHZilla.

The Group applies the provisions of ASC No. 820, Fair Value Measurements, for fair value measurements of investments that are recognized and disclosed at fair value in the financial statements on a recurring basis. ASC No. 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy that requires the Group to maximize the use of observable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Group's market assumptions. The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; or market-corroborated inputs.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

For the years ended December 31, 2025 and 2024, there were no transfers between levels.

The table below presents the balance of Group’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy for the year ended December 31, 2025:

	Total	Level 1	Level 2	Level 3
Investment in equity securities	2,725,253	2,725,253	-	-
Total	$ 2,725,253	$ 2,725,253	$ -	$ -

Fair value is determined using quoted market price of the underlying publicly traded investment as of the measurement date.

The Group had no level 2 and Level 3 reportable transactions for both the years ended December 31, 2025 and 2024, respectively.

Note 11 - Accounts payable

	2025	2024
Accounts payable	$ -	$ 62,492
	$ -	$ 62,492

Note 12 - Accrued liabilities

	2025	2024
Accrued interest	$ -	$ 6,000
Accrued expenses	148,608	10,577
	$ 148,608	$ 16,577

Note 13 - Notes payable

	2025	2024
Notes payable	$ -	$ 604,817
	$ -	$ 604,817

13.1 - This includes $300,000 representing seller financing provided by the former shareholders of the Subsidiary Company in connection with the acquisition of Subsidiary. The obligation bears interest at 4% per annum, with principal and accrued interest payable upon the occurrence of certain events as defined in the acquisition agreement. During the year ended December 31, 2025, it was settled in full.

13.2 - This includes $304,817 under a non-interest-bearing promissory note with Sitting Pelican, LLC. The note relates to funds advanced to support operations and becomes due upon the closing of the Company's Series A financing round. The note is prepayable without penalty.

Note 14 - Common stock

The Group is authorized to issue 115,000,000 shares of common stock each at $0.001 par value. As of December 31, 2025 and 2024, 38,400,634 and 2,370,531 shares of Series A common stock were issued and outstanding, with carrying amounts of $14,573,817 and $876,056, respectively. During the year ended December 31, 2025, the Group issued 36,030,103 shares of Common stock to ETHZilla for aggregate consideration of $13,697,761. The consideration received consisted of $5,000,000 in cash and the remaining consideration was in the form of equity securities of ETHZilla received by the Group in exchange for the issuance of the Group's common stock. Each share of common stock entitles the holder to one vote on matters submitted to a vote of the Group's shareholders. Upon liquidation, dissolution, or winding up of the Group, holders of common stock are entitled to share ratably in remaining assets after satisfaction of liabilities and any liquidation preference of preferred stock then outstanding.

Note 15 - Preferred stock

During the year ended December 31, 2025, the Group issued 26,263,518 shares of series A preferred stock to SAFE investors amounting to $15,478,946. The holders of Preferred Stock do not have voting rights on matters submitted to a vote of the Group's shareholders. Upon the liquidation, dissolution, or winding up of the Group, holders of Preferred Stock are entitled to receive distributions from the Group's assets, after satisfaction of the Group's liabilities, in preference to holders of common stock, in accordance with the terms of the Group's governing documents.

Note 16 - SAFE instruments

	2025	2024
SAFE instruments	$ -	$ 12,478,946
	$ -	$ 12,478,946

16.1 - The Parent Company has issued convertible equity instruments that are classified within stockholders' equity. As of December 31, 2024, convertible equity instruments totaling $12,478,946 were outstanding. During the year ended December 31, 2025, the Parent Company completed a Series A financing, resulting in the conversion of all outstanding convertible equity instruments into preferred stock. Accordingly, no convertible equity instruments were outstanding as of December 31, 2025.

Note 17 - Revenue

	2025	2024
Income from services	$ 293,364	$ 378,268
	$ 293,364	378,268

Note 18 - Operating expenses

	2025	2024
Salaries, wages and other benefits	$ 506,971	$ 839,689
Contractors	2,649,312	3,193,497
Impairment of intangible assets under development	1,034,128	2,676,627
Legal and professional	396,475	428,963
Travelling	262,028	19,841
Amortization	98,894	98,894
Licenses and permits	42,311	29,404
IT and software	40,705	1,855
Dues and subscription	24,954	44,684
Insurance	24,465	9,635
Office supplies	4,260	9,582
Depreciation	4,012	363
Bank charges	2,160	3,165
Acquisition abandonment costs	-	1,039,823
Miscellaneous	8,724	62,121
	$ 5,099,399	$ 8,458,143

Note 19 - Advertising and marketing

	2025	2024
Marketing	$ 11,057	$ 62,545
Advertising	52,743	4,230
	$ 63,800	$ 66,775

Note 20 - Other (expense) / income

	2025	2024
Interest income	$ 73	$ 580
Gain on extinguishment of notes payable	100,000	-
Unrealized loss on investment	(5,972,508)	-
	$ (5,872,435)	$ 580

Note 21 - Income taxes

The provision for income tax is summarized below:

21.1 - Current and deferred tax expense

	2025	2024
Current tax:		
- Federal	$ -	$ -
- State	-	-
Total current tax expense	$ -	$ -

Deferred tax:

	2025	2024
Deferred tax benefit	$ (3,282,436)	$ (2,274,904)
Deferred tax assets valuation allowance @ 100%	3,282,436	2,274,904
Net Deferred tax benefit	$ -	$ -

21.2 - Deferred tax asset

	2025	2024
The net deferred tax asset include the following:		
Deferred tax asset	$ (6,524,281)	$ (2,926,587)
Deferred tax liability	332,518	17,260
	(6,191,763)	(2,909,327)
Less: Deferred tax assets valuation allowance@100%	6,191,763	2,909,327
Net deferred tax asset	$ -	$ -

A valuation allowance totaling $6,191,763 and $2,909,327 as of the years ended December 31, 2025 and 2024, respectively, has been established for deferred income tax assets primarily related to unused tax loss carry forwards that may not be realized. Realization of the net deferred income tax assets is dependent on generating sufficient taxable income prior to their expiration.

21.3 - Schedule of temporary differences

Temporary differences that give rise to the net deferred tax asset as of year-end are as follows:

	2025	2024
Equipment	$ (1,295)	$ (2,218)
Intangible assets	(331,223)	(15,042)
Investment in equity securities	1,664,717	-
Unused tax loss	4,859,564	2,926,587
Deferred tax asset	6,191,763	2,909,327
Less: Deferred tax assets valuation allowance @100%	(6,191,763)	(2,909,327)
Net deferred tax asset	$ -	$ -

Note 22 - Related party transactions

Transactions with related parties	Relationship	2025	2024
United Satchel India Private Ltd. - Development consulting	Common ownership	$ 1,650,297	$ 2,149,583
Eric Choi - Loan given	Director	$ -	$ 500,000
Eric Choi - Loan repaid	Director	$ 500,000	$ -

Note 23 - Contingencies and commitments

There were no material contingencies and commitments known as of the date of the Consolidated Balance Sheet.

Note 24 - Concentration, Credit and Investment risk

Concentration risk

Customers – During the years ended December 31, 2025 and 2024, one customer and two customers accounted for approximately 85% and 82%, respectively, of the Group's total revenue.

Vendors – During the years ended December 31, 2025 and 2024, Group's purchases were derived from diversified vendor base and no single vendor accounted for material portion of the Group's purchases.

Credit risk

The financial instruments that potentially subject the Group to credit risk include Cash and cash equivalents and accounts receivable. The Group's cash balances are maintained at a reputed financial institution, and cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2025 and 2024, the Group had uninsured cash deposits of approximately $2,858,549 and 53,130, respectively. Accounts receivable have been adjusted for all known credit losses and are determined to be collectible based on an assessment by management of the facts and circumstances. The Group believes that these assets are not exposed to any significant credit risk.

Investment risk

The Group holds an investment in the equity securities of one publicly traded issuer, which is carried at fair value. Since the investment is an equity security of a publicly traded issuer, the Group's principal exposure is to market price risk and issuer-specific concentration risk rather than traditional counterparty credit risk. The Group could incur losses if the quoted market price of the issuer's securities declines. Management monitors the investment on an ongoing basis and evaluates relevant factors, including market conditions, financial performance, and other available information, to assess the fair value and potential impairment of the investment.

Note 25 - Subsequent events

The Group evaluated subsequent events through August 19, 2026, the date on which the consolidated financial statements were available to be issued. The Group determined that there were no material subsequent events requiring recognition or disclosure in the consolidated financial statement.

Supplementary Information

Satschel, Inc.
Accompanying Consolidating Balance Sheet
As of December 31, 2025

	2025				2024			
	Satschel, Inc.	**Liquidity.io**	**Elimination / Adjustments**	**Consolidated**	**Satschel, Inc.**	**Liquidity.io**	**Elimination / Adjustments**	**Consolidated**
Assets								
Current assets								
Cash and cash equivalents	$ 2,385,730	$ 1,006,533	$ -	$ 3,392,263	$ 26,952	$ 328,130	$ -	$ 355,082
Accounts receivable	-	10,000	-	10,000	-	-	-	-
Loan to a related party	-	-	-	-	500,000	-	-	500,000
Prepaid expenses	12,601	18,521	-	31,122	-	22,049	-	22,049
Deposits and other assets	5,000	-	-	5,000	-	-	-	-
Total current assets	**2,403,331**	**1,035,054**	**-**	**3,438,385**	**526,952**	**350,179**	**-**	**877,131**
Non-current assets								
Equipment, net	7,299	151	-	7,450	10,948	514	-	11,462
Intangible asset, net	2,012,449	-	-	2,012,449	1,874,731	-	-	1,874,731
Investment in equity securities	4,980,809	-	(2,255,556)	2,725,253	1,255,556	-	(1,255,556)	-
Total non-current assets	**7,000,557**	**151**	**(2,255,556)**	**4,745,152**	**3,141,235**	**514**	**(1,255,556)**	**1,886,193**
Total assets	**$ 9,403,888**	**$ 1,035,205**	**$ (2,255,556)**	**$ 8,183,537**	**$ 3,668,187**	**$ 350,693**	**$ (1,255,556)**	**$ 2,763,324**
Liabilities and equity								
Current liabilities								
Accounts payable	$ -	$ -	$ -	$ -	$ 62,492	$ -	$ -	$ 62,492
Accrued liabilities	141,650	6,958	-	148,608	6,049	10,528	-	16,577
Notes payable	-	-	-	-	604,817	-	-	604,817
Total current liabilities	**141,650**	**6,958**	**-**	**148,608**	**673,358**	**10,528**	**-**	**683,886**
Total liabilities	**141,650**	**6,958**	**-**	**148,608**	**673,358**	**10,528**	**-**	**683,886**
Equity								
Common stock	14,573,817	2,255,556	(2,255,556)	14,573,817	876,056	1,255,556	(1,255,556)	876,056
Preferred stock	15,478,946	-	-	15,478,946	-	-	-	-
SAFE instruments	-	-	-	-	12,478,946	-	-	12,478,946
Accumulated loss	(20,790,525)	(1,227,309)	-	(22,017,834)	(10,360,173)	(915,391)	-	(11,275,564)
Total equity	**9,262,238**	**1,028,247**	**(2,255,556)**	**8,034,929**	**2,994,829**	**340,165**	**(1,255,556)**	**2,079,438**
Total liabilities and equity	**$ 9,403,888**	**$ 1,035,205**	**$ (2,255,556)**	**$ 8,183,537**	**$ 3,668,187**	**$ 350,693**	**$ (1,255,556)**	**$ 2,763,324**

The accompanying notes are an integral part of these accompanying consolidating information.

Satschel, Inc.
Accompanying Consolidating Income Statement
For the year ended December 31, 2025

	2025				2024			
	Satschel, Inc.	**Liquidity.io**	**Elimination / Adjustments**	**Consolidated**	**Satschel, Inc.**	**Liquidity.io**	**Elimination / Adjustments**	**Consolidated**
Revenue	$ 14,400	$ 278,964	$ -	$ 293,364	$ 230,000	$ 378,268	$ (230,000)	$ 378,268
Total revenue	**14,400**	**278,964**	**-**	**293,364**	**230,000**	**378,268**	**(230,000)**	**378,268**
Expenses								
Operating expenses	4,508,518	590,881	-	5,099,399	7,636,746	1,051,397	(230,000)	8,458,143
Advertising and marketing	63,800	-	-	63,800	66,775	-	-	66,775
Total expenses	**4,572,318**	**590,881**	**-**	**5,163,199**	**7,703,521**	**1,051,397**	**(230,000)**	**8,524,918**
Operating loss	**(4,557,918)**	**(311,917)**	**-**	**(4,869,835)**	**(7,473,521)**	**(673,129)**	**-**	**(8,146,650)**
Other (expense) / income	(5,872,435)	-	-	(5,872,435)	24	556	-	580
Net loss for the year before tax	**(10,430,353)**	**(311,917)**	**-**	**(10,742,270)**	**(7,473,497)**	**(672,573)**	**-**	**(8,146,070)**
Income tax - net	-	-	-	-	-	-	-	-
Net loss	**$ (10,430,353)**	**$ (311,917)**	**$ -**	**$ (10,742,270)**	**$ (7,473,497)**	**$ (672,573)**	**$ -**	**$ (8,146,070)**

The accompanying notes are an integral part of these accompanying consolidating information.

Accompanying consolidating information

The accompanying consolidating information presents Consolidating Balance Sheets as of December 31, 2025 and 2024, and Consolidating income statements for the years then ended.

The supplementary information has been prepared in a manner consistent with generally accepted accounting principles and was derived from and relates directly to the underlying accounting and other records used to prepare the Consolidated Financial Statements. The supplementary consolidating information is presented only for purposes of additional analysis and not as a presentation of the financial position and results of the individual entities.